March 14, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On January 5, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Exceed Defined Risk Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 6, 2017, you provided additional comments to the Registration Statement and the Registrant’s prior response letter. On March 9, 2017, the Registrant filed a second response letter. On March 9, 2017 you provided additional comments to the Registration Statement and Registrant’s second response letter. Please find below a summary of your additional comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1: Please add disclosure to Item 9 regarding what happens to the duration of the options when the reconstitution occurs quarterly.

Response: The Registrant has added the following additional disclosure to the Item 9 disclosure as follows:

The EXHEDG Index replaces a portion of the put and call options in the EXHEDG Index approximately every quarter. By replacing certain options, the EXHEDG Index seeks to ensure that the EXHEDG Index’s various options expire at different times and at different strike prices, thereby continuously guarding against downturns and enhancing upswings up to a maximum gain. New options added to the EXHEDG Index will generally have a duration of one year. Twenty-five percent of the option positions are reconstituted approximately quarterly. Upon reconstituting an expiring position, expiring options are replaced by new options that are approximately one year in duration. The average duration of the options for the entire portfolio will vary between approximately 6 months and 7.5 months. At the time of reconstitution, the new options are expected to be one year in duration. The other three tranches of options are expected to be approximately 9 months, 6 months and 3 months, respectively. Immediately prior to a reconstitution the

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four existing tranches will have durations of approximately 9 months, 6 months, 3 months and one day. So the average duration of the portfolio will slowly move from 7.5 months to 6 months and then swing back to 7.5 months over the course of a quarter.

Comment 2. Please explain how such strategy is consistent with the objective of preservation of capital or revise the objective to remove this.

Response: The Registrant has revised the investment objective to be capital appreciation only.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 405-1220 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins